 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT EIGHT, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND, LP; MPF NORTHSTAR FUND 2, LP; MPF FLAGSHIP FUND 14, LLC; MACKENZIE INCOME FUND 27, LLC; MPF OPPORTUNITY FUND, LP; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON AND SERIES A PREFERRED STOCK) OF
COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,000,000	$545.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $4 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $545.60
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: September 13, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO 1. TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund, LP; MPF Northstar Fund 2, LP; MPF Flagship Fund 14, LLC; MacKenzie Income Fund 27, LLC; MPF Opportunity Fund, LP; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Unit” of “Shares”) in Apple REIT Eight, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 13, 2013 (the “Offer Date”) and the related Assignment Form.

The Purchasers have amended the Offer to extend the Expiration Date to November 15, 2013.  No Shares have yet been tendered.  The Purchasers are mailing the revised offer to shareholders on or after October 7, 2013, because not all shareholders received the initial mailing.

Further, the Offer to Purchase has been amended to clarify that all final and binding determinations made by the Purchasers under the Offer are subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator under Section 16 and the arbitration clause of the Assignment Form.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated September 13, 2013*

(a)(2)	Assignment Form*
(a)(3)	Cover letter dated October 7, 2013
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on September 13, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 4, 2013

MPF Northstar Fund, LP; MPF Northstar Fund 2, LP; MPF Flagship Fund 14, LLC; MacKenzie Income Fund 27, LLC; MPF Opportunity Fund, LP; Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President